

February 14, 2023

Brian Ochocki
Chief Financial Officer
Air T, Inc.
5930 Balsom Ridge Road
Denver, North Carolina 28037

>   **Re: Air T, Inc.**
>   **Form 10-K for the Fiscal Year ended March 31, 2022**
>   **Filed June 28, 2022**
>   **File No. 001-35476**

Dear Brian Ochocki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2022

Financial Statements
Note 24 - Commitments and Contingencies, page 73

1.   We note your disclosure regarding Contrail Asset Management LLC (CAM) and the Contrail JV II LLC (CJVII) joint venture, which are described on pages 4 and 23 as unconsolidated investments engaged in aircraft asset management.

Please expand your disclosure, under this heading and elsewhere as applicable, to quantify your ownership interests in these entities, in terms of both economic and voting interests, and to clarify how you are accounting for the investments.

Please disclose the extent to which the intended operations have commenced, as may include incremental third party investments, the number of Onshore and Offshore Series that have been established, as referenced in Section 2.2 of Exhibit 10.100, and the level of your participation in the Series and how this is determined.

Also disclose the effects reported in your financial statements for each period and address the guidance in FASB ASC 323-10-50, to the extent applicable.

2. We understand that in connection with the formation of CAM, Mill Road Capital (MRC) received a put option under which it may require you to purchase its common equity in CAM for $1 million on any of the first three anniversary dates, and that you have recognized a corresponding $1 million liability with an offset to equity.

    Given that MRC had an initial investment commitment of $45 million please expand your disclosure to clarify the utility of the $1 million put option, also to explain how you either have, or will consider the secondary put option described in Section 9.6(b) of Exhibit 10.100, in classifying and valuing the instrument.

    Tell us the specific accounting literature that you have relied upon in formulating your views, also that which has governed your initial recognition of the put option as an offset to equity. It should be clear how you are accounting for the investment currently and how you expect to report the put option once it is subject to fair value adjustment.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation